Exhibit 21

Subsidiaries of Atrion Corporation
As of December 31, 2014

Subsidiary	State of Incorporation	Ownership
Atrion Medical Products, Inc.	Delaware	100%
Halkey-Roberts Corporation	Delaware	100%
Quest Medical, Inc.	Texas	100%
AlaTenn Pipeline Company LLC	Alabama	100%
Atrion Leasing Company LLC	Alabama	100%